Filed pursuant to Rule 433
Supplementing the Preliminary Prospectus Supplement dated October 1, 2012 to Prospectus dated October 6, 2010
Registration No. 333-169789

DARDEN RESTAURANTS, INC.
FINAL TERM SHEET
3.350% Senior Notes due 2022
Dated: October 1, 2012

Issuer:	Darden Restaurants, Inc.
Size:	$450,000,000
Expected Ratings:	Baa2 by Moody's Investors Service, Inc. BBB by Standard & Poor's Ratings Services BBB by Fitch Ratings
Trade Date:	October 1, 2012
Settlement Date:	October 4, 2012 (T+3)
Maturity Date:	November 1, 2022
Interest Payment Dates:	May 1 and November 1, beginning May 1, 2013
Coupon (Interest Rate):	3.350%
Price to Public:	99.828%
Benchmark Treasury:	1.625% due August 15, 2022
Benchmark Treasury Price / Yield:	100-01+/1.620%
Spread to Benchmark Treasury:	+175 basis points
Yield to Maturity:	3.370%
Redemption Provisions:
Prior to August 1, 2022 (which is a date three months prior to the maturity of the notes), the notes will be redeemable at the Issuer's option, in whole or from time to time in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis at the Treasury Rate, plus 30 basis points, plus accrued and unpaid interest to the date of redemption.

On or after August 1, 2022, the notes will be redeemable at the Issuer's option, in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to the redemption date.

CUSIP / ISIN:	237194 AK1/ US237194AK18

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc. Fifth Third Securities, Inc. Wells Fargo Securities, LLC
Co-Managers:	Deutsche Bank Securities Inc. Mizuho Securities USA Inc. Goldman, Sachs & Co. Blaylock Robert Van, LLC Comerica Securities, Inc. Muriel Siebert & Co., Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or, by emailing dg.prospectus_requests@baml.com, by calling SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786 and by calling U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

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